UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF JOINT VENTURE DETAILS

On June 24, 2014, Cencosud S.A. (“Cencosud” or the “Company”), in response to a request by the Superintendency of Securities and Insurance (the “SVS”), filed a notice with the SVS regarding its planned joint venture agreement with the Bank of Nova Scoatia and Scotiabank Chile S.A., wherein the Company provided an overview of the conditions precedent to the agreement, the expected closing date of the transaction, the financing commitments of the parties and the expected use of proceeds from the transaction. An English translation of the foregoing is attached hereto.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv)

difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré

	Name:	Daniel Rodríguez Cofré

	Title:	Chief Executive Officer

Date: June 25, 2014

[Summary English Translation]

Santiago, June 24, 2014

Mr.

CARLOS PAVEZ TOLOSA

Superintendent

Superintendency of Securities and Insurance

Re.:	Answer to Official Letter No. 16830

To whom it may concern,

In response to the referenced Official Letter, note the following:

The joint venture framework agreement entered into on June 20 (hereinafter the “Framework Agreement”) between The Bank of Nova Scotia and Scotiabank Chile S.A, (the “Bank Group”), and the Company, together with its affiliates Cencosud Retail S.A. and Easy S.A, concerning the following companies: Cencosud Administradora de Tarjetas S.A., Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A. and Cencosud Corredores de Seguros y Servicios Ltda., or the new companies that will be created upon the consummation of the transaction (hereinafter, collectively, the “Target Companies”) has the following conditions precedent:

(a)	That the Target Companies possess certain pro-forma balances upon the consummation of the transaction that reflect an economic value of the equivalent sum of ten and one-half percent (10.5%) of the value of their risk-weighted assets in accordance with Chapter 12-1 of the Updated Compilation of Superintendency of Banks and Financial Institutions ( the “SBIF”) Guideline.

(b)	That the SBIF has authorized: (i) the consummation of the transaction; (ii) Cencosud Administradora de Tarjetas S.A. becoming an affiliate of the Scotiabank Chile S.A. network; (iii) that the new company created from the division of Cencosud Administradora de Procesos S.A., register itself as an operator of credit cards; and (iv) the approval of the organizational documents of the Target Companies.

(c)	That the Office of the Superintendent of Financial Institutions (OSFI) of Canada has given its approval, so that Scotiabank Chile S.A, or another related party of the Bank Group, may acquire fifty-one percent (51%) of the shares of the Target Companies.

(d)	(i) The lifting of covenants or other stipulations that oblige Cencosud S.A. to maintain control of the Target Companies and (ii) the procurement of waivers or lifting of any covenants or stipulations in contracts regarding bond issuances, credits or other debt contracts entered into by Cencosud S.A. (or its related parties) as may be necessary prior to the closing of the transaction.

(e)	That subscription to and execution of the Framework Agreement and other contracts does not constitute a violation of any law, ruling, regulation, nor of any judicial or administrative order of any court or administrative authority, nor any contractual obligation applicable to either party, such as would impede the execution of the joint venture as described in the Framework Agreement and/or the other transactions contemplated in the Framework Agreement and the other contracts.

(f)	That there has not occurred, nor has there been any notice of, any fact or circumstance (apart from an event, fact, or circumstance of a political nature or a change in law, regulation or ordinance) that individually or together has resulted in or may effectively result in a material adverse effect (i) on the business and/or the property, domain, assets, liabilities, licenses and permits, condition (financial or other) of the Target Companies; (ii) that impedes or significantly delays the implementation by any of the members of the Cencosud group of the joint venture on the terms described in the Framework Agreement and/or the other transactions contemplated in the Framework Agreement and the other related contracts; or (iii) a significant adverse reputational effect to the Cencosud group (any of the foregoing, a “Cencosud Material Adverse Effect”).

(g)	Each of the representations and warranties made and authorized by the members of the Cencosud group in the Framework Agreement and in any certificate submitted in accordance with the same, must be true and correct, in each case on and as of the date hereof and on and as of the date of the consummation of the transaction as if provided thereon (except in respect to those representations and warranties that refer expressly to a specific date or time, which must be true and correct as of that date or time), except for any false or imprecise statements of said warranties which do not result in, nor is it reasonable to expect that they in the aggregate result in, together, a Cencosud Material Adverse Effect.

(h)	Cencosud must have submitted, to the satisfaction of Scotiabank Chile S.A., a certificate dated as of the date of the consummation of the transaction, duly signed by a principal executive officer of Cencosud, in which he or she affirms that the conditions indicated in letters (a) through (g) have been complied with.

(i)	That there is no, or no knowledge of any event, fact or circumstance (apart from an event, fact or circumstance of political nature or a change in law, regulation or ordinance) that individually or together has resulted in or may effectively result in (i) a material adverse effect that may significantly impede or delay the implementation by any members of the Bank Group of the joint venture on the terms described in the Framework Agreement and/or the other transactions contemplated in the Framework Agreement and the other related contracts, or (ii) a significant adverse reputational effect for any entity of the Bank Group ((i) and (ii), individually or together, a “Bank Group Material Adverse Effect”).

(j)	Each of the representations and warranties made and authorized by the members of the Bank Group in the Framework Agreement or in any certificate submitted in conformity with it, must be true and correct, in each case on and as of the date hereof and on and as of the date of the consummation of the transaction as if provided thereon (except those representations and warranties that expressly refer to a specific date or time, which must be true and correct as of that date or time), except for any false or imprecise statements of said warranties which do not result in, nor is it reasonable to expect that they in the aggregate result in, together, a Bank Group Material Adverse Effect.

(k)	Scotiabank Chile must have submitted, to the satisfaction of Cencosud, a certificate dated as of the date of the consummation of the transaction, duly signed by a principal executive of Scotiabank Chile, in which he or she affirms compliance with the conditions precedent.

In addition, I inform that the term for the consummation of the transaction has been estimated by the Company to be from 3 to 6 months from the date of entry into the Framework Agreement, with the maximum term to comply with the aforementioned conditions precedent being 12 months.

With regards to the estimated amount to be financed by Scotiabank Chile, it has been agreed that upon the consummation of the transaction, Scotiabank Chile will finance 100% of the credit portfolio of the Target Companies with more than 100% of the credit portfolio of Banco París S.A., amounting to an estimated sum of CLP 520,300,000,000 as of that date.

In turn, the maximum amount of funding that Scotiabank Chile has committed to provide to the Target Companies amounts to US$3,000,000.000.

Cencosud intends to use the funds it will receive to eliminate certain of its financial liabilities, with the goal of achieving a positive financial-accounting position through the sale of 51% of the shares of the Target Companies and the previously mentioned financing. The foregoing must be evaluated and determined based upon the Guidelines established in NIIF 10 applicable to the consolidated financial statements. As of June 30, 2014, the NIIF 5 Guidelines - non-current assets maintained for sale and discontinued operations - will be applicable to the Company’s consolidated financial statements.

With regard to the Company’s option to buy back the 51% stake of shares in the Target Companies at the end of the 15-year term of the joint venture, it has been agreed that the Company will have the option to repurchase such shares at market price, which is to be determined by an investment bank of Cencosud’s choosing, with said market value not being less than the book value.

Without further details, please accept our kindest regards.

/s/ Daniel Rodríguez Cofré
DANIEL RODRÍGUEZ COFRÉ
Chief Executive Officer
Cencosud S.A.

c.c. Bolsas de Valores.